OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

July 26, 2012

Via Electronic Transmission
Mr. Kevin Rupert
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form N-14 for Oppenheimer Global Strategic Income Fund (SEC File No. 333-182434)

Dear Mr. Rupert:

We have reviewed your comments, received on July 2, 2012, to the Registration Statement on Form N-14, filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2012 (the “Registration Statement”), for Oppenheimer Global Strategic Income Fund (“GSIF” or the “Registrant”), regarding the reorganization of each of Oppenheimer Champion Income Fund (“Champion Income”) and Oppenheimer Portfolio Series Fixed Income Active Allocation Fund (“FIAA”) into the Registrant. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.      Please confirm that the “Other Expenses of the Subsidiary” line item of each Fee Table is 0.00% of average annual net assets.

The “Other Expenses of the Subsidiary” line item is correct.  This item applies only to the Acquiring Fund, as it is the only Fund with a wholly-owned subsidiary.  The expenses of the Acquiring Fund’s subsidiary are very small and when annualized across the approximately $8.5 billion of net assets of the Acquiring Fund, will appear as 0.00%.  The line item is included, however, to clarify to investors that this is an expense in connection with the Fund’s wholly-owned subsidiary, consistent with comments the Fund has received in the past from the Commission.

2.      The Acquiring Fund has Foreign Currency Risk and notes that with respect to the Acquiring Fund, currency derivative investments may be particularly volatile and subject to greater risks than other types of foreign-currency denominated investments.  Please confirm what the Acquiring Fund may do with respect to currency derivatives.

As explained in the Acquiring Fund’s Principal Investment Strategies, the Acquiring Fund may use derivatives both to reduce risk and to seek to enhance return.  The Acquiring Fund’s investment strategy and the Comparative discussion both disclose: “The Acquiring Fund actively manages its foreign currency exposure both to reduce risk and to seek to enhance return.  As a result, the Acquiring Fund may invest in foreign exchange derivatives, including forwards and options that reference foreign currencies, including currencies of developing and emerging market countries.”

3.      Please explain why the Acquiring Fund’s disposition of Underlying Funds that it may acquire from the FIAA Fund will occur after the Reorganization, instead of the FIAA Fund disposing of its Underlying Funds in advance of any Reorganization.  Explain the tax consequences of such disposition.

FIAA Shareholder Tax Impact

Disposing of the FIAA Fund’s investments (the Underlying Funds) before or after the Reorganization will not have a material tax impact on the FIAA Fund’s shareholders.  A capital gain distribution prior to the Reorganization should not be necessary under either scenario (disposition before or after).  The FIAA Fund currently has both realized and unrealized losses.  Whether realized or unrealized, the losses are likely to be subject to tax limitations on their use after the Reorganization.  The capital losses do not expire and should all be available to GSIF within a couple of years.

GSIF Shareholder Tax Impact

Disposing of the FIAA Fund’s investments before or after the Reorganization will also not have a material tax impact on the GSIF shareholders.  In both cases, losses will be acquired (realized and /or unrealized).  Also, in either case the losses are likely to be subject to tax limitations on their use after the Reorganization.  The capital losses do not expire and should all be available to GSIF within a couple of years.  GSIF currently has a large capital loss carryover so the inability to use the all of acquired FIAA Fund capital losses immediately is inconsequential.

Non-Taxable Merger Requirements

Disposing of all investments prior to the merger would be contrary to traditional merger practices and may increase risk with respect to certain tax requirements for non-taxable mergers.

The risk to the non-taxable nature of the merger was the primary driver in the decision to dispose of the FIAA Fund holdings after the merger.  Since the differences between the two options were immaterial for both FIAA and GSIF shareholders, shareholder tax impact was not a competing priority.

4.      Please confirm that the FIAA Fund’s indirect weighted management fee on Underlying Fund assets was 0.45% as a percentage of average annual net assets.

We confirm that this is the correct amount.

5.      Please confirm that there have been no material changes to the Capitalization Tables.

We confirm that there have been no material changes to the Capitalization Tables.

6.      Please undertake to file a final Tax Opinion with respect to each Reorganization when completed.

The Acquiring Fund agrees to file by post-effective amendment, upon closing of each Reorganization, the tax opinion of counsel regarding the transaction contemplated by the Reorganization Agreement qualifying as a tax-free reorganization under the Internal Revenue Code.

*     *     *     *     *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
nvann@oppenheimerfunds.com

Sincerely,

/s/ Edward Gizzi
Edward Gizzi
Vice President & Assistant Counsel
Tel.: 212.323.4091

cc:	Kevin Rupert Esq., Securities and Exchange Commission
Taylor Edwards, Esq.
K & L Gates LLP
KPMG LLP
Gloria LaFond